August 14, 2014

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re: CELLECTAR BIOSCIENCES, INC.
Registration Statement on Form S-1 (Registration No. 333-196091) - Concurrence in Acceleration Request

Ladies and Gentlemen:

Aegis Capital Corp. ("Aegis"), as representative of the underwriters for the referenced offering, hereby concurs in the request by Cellectar Biosciences, Inc. that the effective date of the above-referenced registration statement be accelerated to 5:00 p.m. (Eastern Time), or as soon as practicable thereafter, on August 14, 2014, pursuant to Rule 461 under the Securities Act. Aegis affirms that it is aware of its obligations under the Securities Act in connection with this offering.

We confirm to you that we distributed preliminary prospectuses dated August 6, 2014 to approximately 700 prospective investors. Such distribution commenced on or about August 7, 2014. We provided approximately 300 of such preliminary prospectuses to 15 prospective underwriters and dealers. We distributed approximately 400 of such preliminary prospectuses to other prospective investors.

We confirm to you that we distributed preliminary prospectuses dated July 7, 2014 to approximately 700 prospective investors. Such distribution commenced on or about July 30, 2014. We provided approximately 300 of such preliminary prospectuses to 15 prospective underwriters and dealers. We distributed approximately 400 of such preliminary prospectuses to other prospective investors.

A free writing prospectus filed August 4, 2014 consisting of the issuer's powerpoint presentation was also used. All persons contacted in connection with the offering were provided such preliminary prospectus and FWP either by physical delivery at "road show" presentations or electronically with their prior permission.

Very truly yours,

AEGIS CAPITAL CORP.

By: ______________________
Name: Samuel Guidetti
Title: CCO